

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2014

<u>Via Email</u>
Mr. Zur Dadon
Spirit International, Inc.
2620 Regatta Drive, Suite 102
Las Vegas, NV 89128

> **Re: Spirit International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed November 17, 2014**
> **File No. 333-197056**

Dear Mr. Dadon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. We note your response to prior comment three from our letter dated October 3, 2014 and reissue. Please limit your cover page to a single page that includes all required information. In this respect, it appears that certain legends are on page two.

<u>Statement of Operations as of September 30, 2014, page 3</u>

2. Please revise the statements of operations, stockholders' deficit and cash flows to include the label "unaudited" in each of the headings for the period ending September 30, 2014.

<u>Summary of the Prospectus, page 4</u>

3. We reissue prior comment six from our letter dated October 3, 2014. Please provide the basis for your statement that selling to catering companies and wholesalers will bring volume sales that will bring enough income to pay off the licensing agreement and

continued expansion in light of the minimal of revenues and operations to date. In addition, as previously requested, please explain how $20,000 from this offering will be sufficient for you to become operational and to sustain operations through the next twelve months. If you are unable to provide a basis for such disclosure please revise it, as necessary. Also, provide clear disclosure of the payment obligations and other liabilities reflected on your balance sheet.

4. Please remove the statement on page 4 that you are hopeful to raise the maximum offering, as there is no guarantee that you will raise such funds.

Use of Proceeds, page 14

5. We note your response to prior comment 10 from our letter dated October 3, 2014. Given your revenues to date, please provide a basis for your belief that your revenues will be sufficient to fund the $75,000 payable to New World Distillery in July 2015. If there is the possibility the proceeds may be used to pay this debt, please revise the disclosure in this section. We direct your attention to Instruction 7 to Item 504 of Regulation S-K.

Plan of Distribution, page 16

6. We partially reissue prior comment 12 from our letter dated October 3, 2014. We continue to note the reference to 5 days on page 10. Please reconcile with the reference to two business days on page 17. In addition, please refile the escrow agreement to reflect your new counsel and revised terms.

Description of our Business, page 21

7. We reissue prior comment 13 from our letter dated October 3, 2014. We continue to note the disclosure on page 22. Please provide the basis for this statement or remove.

8. We reissue prior comment 14 from our letter dated October 3, 2014. Please provide the basis for the statements as revised, such as the basis for your belief that your expected large volume of purchases combined with your centralized purchasing and merchandising operations will provide Spirit with an important competitive advantage. Similarly provide the basis for the statement regarding increasing your margins.

9. We reissue prior comment 15 from our letter dated October 3, 2014. We continue to note references to "our product" and "our whiskey." However, you only appear to act as a distributor for another company's products. Please revise throughout, to clarify.

Management's Discussion and Analysis or Plan of Operation, page 26

Plan of Operation, page 27

10. You disclose that you generated revenues of $1,000 during the period from inception on March 10, 2014 until March 31, 2014. Your historical financial statements at page F-4 indicate that you did not generate any revenues in this period and suggest that the $1,000 was generated in the quarter ended June 30, 2014. Please expand your discussion to further explain the source of the $1,000 generated in the three month period ending June 30 and compare the variability in your revenue stream with the three month period ending September 30, 2014. Also expand to discuss the significant underlying components that gave rise to the sharp increase in operating expenses at September 30, 2014.

Security Ownership of Certain Beneficial Owners and Management, page 31

11. We reissue prior comment 22 from our letter dated October 3, 2014. We are unable to locate any text describing footnote 4. Also, we note that there are two footnotes 3. Lastly, reconcile the date of the stock issuance with the disclosure in the recent sales of unregistered securities section. Please revise.

Notes to the Financial Statements (unaudited), page 6
Note 2 - Summary of Significant Accounting Policies, page 8

Royalty Expense, page 8

12. It may not be clear to an investor how you determine royalty expense based on net profits since the statement of operations presents only one profit measure, net loss. Please tell us and disclose how you calculate "net profits" to determine the royalty expenses in accordance with the license agreement. Also expand to disclose where you have recorded royalty expense in your statement of operations and the accounting basis for your classification.

Note 3 – Intangible Assets, page F-9

13. We note that you have recorded an intangible asset of $75,000 associated with your whiskey license agreement. Please expand your disclosure to specify the useful life of the intangible asset , amortization method, amortization expense recorded during the period and the aggregate amortization expense for each of the five successive years to comply with ASC 350-30-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: William Eilers